Exhibit 99.1

Provident Announces Webcast Information for Upcoming Special Meeting of Shareholders

All values are in Canadian dollars.

CALGARY, March 23, 2012 /CNW/ - Provident will hold a Special Meeting of Shareholders on Tuesday, March 27, 2012 at 9:00 a.m. MDT (11:00 a.m. EDT) in the Metropolitan Ballroom located at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada. The purpose of the Meeting is to provide Provident shareholders of record at the close of business on February 14, 2012 an opportunity to vote on the approval of the Plan of Arrangement with Pembina Pipeline Corporation.

A listen-only live webcast of the event can be accessed on Provident's website at www.providentenergy.com under Investor Centre, Events, or by entering http://event.on24.com/r.htm?e=411716&s=1&k=C5C14DF7F72097F20EC3DE05D17EE9FA in your web browser.

A listen-only conference call of the event can be accessed by dialing 647-427-7450 or 888-231-8191 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until April 3, 2012 by dialing 514-807-9274 or 855-859-2056 and entering passcode 65504808.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident and the arrangement involving Pembina, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility, obtaining required approvals of regulatory authorities and the failure to complete the arrangement. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, project development activities and certain matters relating to the arrangement.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

%CIK: 0001142229

For further information:

Investor and Media Contact:

Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 - 2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com

CO: Provident Energy Ltd.

CNW 13:14e 23-MAR-12